
August 15, 2013

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

     RE: **CEMEX, S.A.B. de C.V.**
               Form 20-F for the Year Ended December 31, 2012
               Filed April 24, 2013
               File No. 1-14946

Dear Mr. Gonzalez:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Melissa N. Rocha

               Melissa N. Rocha
               Senior Assistant Chief Accountant